Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168906

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated September 9, 2010)

17,771,901 Shares

MICROVISION, INC.

This Prospectus Supplement No. 1 supplements the prospectus dated September 9, 2010, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-168906). The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 17,771,901 shares of our common stock, which are held or may be held by the selling stockholder named in the Prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

Our common stock is listed on The NASDAQ Global Market under the symbol “MVIS.” The last reported sale price of our common stock on The NASDAQ Global Market on September 24, 2010 was $2.18 per share.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it. All references in the Prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended).”

The table appearing under the section entitled “Selling Stockholder” on page 7 of the Prospectus is hereby supplemented by inserting the following text at the end of footnote (1) to such table:

“On September 9, 2010, the date this prospectus became effective, no draw downs had been made, and only the Commitment Shares had been issued, pursuant to the Purchase Agreement we entered into with Azimuth on August 16, 2010. Since September 9, 2010, we have made the following draw downs pursuant to the Purchase Agreement:

(i)	On September 9, 2010, we delivered notice to Azimuth to effect a draw down of up to $12,500,000.00. The first trading day of the 10-day pricing period for this draw down was September 13, 2010. In connection with this draw down, we issued an aggregate of 6,277,275 shares of our common stock to Azimuth for an aggregate purchase price of $12,500,000.00. The settlement date for this draw down was September 24, 2010. The per share price at which Azimuth purchased these shares from us was established under the Purchase Agreement by reference to the volume weighted average prices of our common stock on The NASDAQ Global Market during the pricing period, less a discount of 10.00% per share. We will receive proceeds from the sale of these shares of approximately $12,375,000 after deducting a placement agent fee of $125,000 to be paid to Reedland Capital Partners, an Institutional Division of Financial West Group, member FINRA/SIPC, in connection with this draw down.”

Investing in our common stock involves a high degree of risk. Please see the sections entitled “Risk Factors” beginning on page 3 of the Prospectus and “Part II — Item 1A Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 27, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 27, 2010

MICROVISION, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34170	91-1600822
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6222 185th Avenue NE Redmond, Washington 98052
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (425) 936-6847

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On September 27, 2010, Microvision, Inc. (“Microvision”) announced that pursuant to the previously announced common stock purchase agreement between Microvision and Azimuth Opportunity, Ltd. (“Azimuth”), dated as of August 16, 2010, Microvision has issued 6,277,275 shares of its common stock to Azimuth for an aggregate purchase price of $12,500,000.00. The per share price at which Azimuth purchased these shares from Microvision was established under the purchase agreement by reference to the volume weighted average prices of Microvision’s common stock on The NASDAQ Global Market during the relevant pricing period, less a discount of 10.00% per share. Microvision will receive proceeds from the sale of these shares of approximately $12,375,000 after deducting a placement agent fee of $125,000 to be paid to Reedland Capital Partners, an Institutional Division of Financial West Group, member FINRA/SIPC, in connection with this issuance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROVISION, INC.

By:	/s/ Thomas M. Walker
Thomas M. Walker
Vice President, General Counsel & Secretary

Date: September 27, 2010